SECU 15027038 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 29 2015 SECTION

SEC FILE NUMBER
8- 53434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELALU PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 NUTMEG RIDGE ROAD
(No. and Street)

RIDGEFIELD	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONNA ANDERSON SCHOLE — (203) 438-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/2/15

OATH OR AFFIRMATION

I, DONNA ANDERSON SCHOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SELALU PARTNERS, LLC, as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT Managing Member

Title

JENNEFER C FIGUEREO
Notary Public
My Commission Expires Mar 31, 2016

Notary Public May 27, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELALU PARTNERS, LLC

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

SELALU PARTNERS, LLC
MARCH 31, 2015

TABLE OF CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Selalu Partners, LLC

We have audited the accompanying financial statements of Selalu Partners, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year tben ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Selalu Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Selalu Partners, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Selalu Partners, LLC's financial statements. The supplemental information is the responsibility of Selalu Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Londonderry, NH
May 19, 2015

SELALU PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Cash	$19,367
Prepaid expenses	4,399
Furniture and equipment, at cost less accumulated depreciation ($10,795)	331
Total assets	$24,097

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued	$3,413
Member's equity	20,684
Total liabilities and member's equity	$ 24,097

The accompanying notes are an integral part of these financial statements

SELALU PARTNERS, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED MARCH 31, 2015

Revenues:	
Commissions	$157,681
Interest income	45
Total revenues	157,726
Expenses:	
Commission expenses	$136,108
Communication expenses	4,356
Regulatory fees	6,227
Other operating expenses	26,992
Total expenses	173,683
Net loss	$(15,957)

The accompanying notes are an integral part of these financial statements

SELALU PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
MARCH 31, 2015

Member's equity at beginning of year	$20,891
Net loss	(15,957)
Member's contributions	15,750
Member's equity at end of year	$20,684

The accompanying notes are an integral part
of these financial statements

SELALU PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2015

Cash flows from operating activities:		
Net loss		($15,957)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	6,134	
Decrease (increase) in prepaid expenses	53	
Increase (decrease) in accounts payable	(1,392)	
Total adjustments		4,795
Net cash used by operating activities		(11,162)
Cash flows from financing activities:		
Member's contributions		15,750
Net increase in cash		4,588
Cash at beginning of year		14,779
Cash at end of year		$19,367

The accompanying notes are an integral part
of these financial statements

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2015

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of hedge fund programs. As a limited liability company the members' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the year ended March 31, 2015 was $6,134.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $15,954 at March 31, 2015, which exceeded required net capital of $5,000 by $10,954. The ratio of aggregate indebtedness to net capital at March 31, 2015 was 21.4%

NOTE 3 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company's income tax returns for the years ending March 31, 2011, 2012, 2013 and 2014 are subject to examination by the Internal Revenue Service.

NOTE 4 - OPERATING LEASE AGREEMENTS

The Company previously maintained an office lease agreement with its member which was discontinued at the end of fiscal 2014. Therefore, for the year ended March 31, 2015, the Company did not record any rent expense. As a result of the termination of the lease, the Company also wrote down its leasehold improvements resulting in a charge to income of $5,384 in fiscal 2015.

NOTE 5 - CONCENTRATION OF BUSINESS RISK

During the year ended March 31, 2015 one customer accounted for 76% of sales. The Company expects to continue to conduct business with this client during fiscal 2016.

NOTE 6 – GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $15,957 for the year ended March 31, 2015. Parts of the current expenses incurred were to invest in the Company's longer term objectives and to increase potential revenue initiatives. Management has implemented cost reduction strategies for some expenses and has increased marketing and sales efforts to increase revenues. The member has committed to contributing capital as needed to cover expenses for the coming year.

NOTE 6 – GOING CONCERN (Continued)

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the economic recovery of the industry as a whole. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Events of the Company subsequent to March 31, 2015 have been evaluated through May 19, 2015, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended March 31, 2015. No such events were identified.

SELALU PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2015

SELALU PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2015

Total ownership equity from statement of financial condition	$20,684
Total nonallowable assets from statement of financial condition	(4,730)
Net capital before haircuts on securities positions	15,954
Haircuts on securities positions	-
Net Capital	$15,954
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$3,413
Percentage of aggregate indebtedness to net capital	21.4%
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of A.I.)	$228
Minimum dollar net capital requirement	$5,000
Net capital requirement	$5,000
Excess net capital	$10,954
Excess net capital at 1000%	$15,613

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

SELALU PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2015

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SELALU PARTNERS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2015

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SELALU PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2015

Selalu Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Selalu Partners, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemptive Provisions, in which (1) Selalu Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selalu Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Selalu Partners, LLC stated that Selalu Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Selalu Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selalu Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

May 19, 2015

SELALU PARTNERS, LLC

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. The Firm claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) throughout the fiscal year April 1, 2014 to March 31, 2015.
2. The Firm met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year April 1, 2014 to March 31, 2015.

Signed: [signature]

Title: Managing Member

Date: 5/18/15

14 NUTMEG RIDGE • RIDGEFIELD, CONNECTICUT 06877 T 203•438•1400 F 203•894•9569
DANDERSON@SELALUPARTNERS.COM